Exhibit 99.1

Nomad Foods Reports Third Quarter 2017 Financial Results

Company Raises 2017 Guidance
FELTHAM, England - November 28, 2017 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and nine month periods ended September 30, 2017. Key operating highlights and financial performance for the third quarter 2017, when compared to the third quarter 2016, include:

•	Reported revenue increased 4.4% to €459 million

•	Organic revenue growth of 5.9%

•	Reported Profit for the period of €42 million

•	Adjusted EBITDA decreased 8% to €79 million

•	Reported EPS of €0.24; Adjusted EPS increased 9% to €0.24

•	Company raises 2017 Adjusted EBITDA guidance to approximately €325 to €327 million
Management Comments

Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “We experienced strong growth in the third quarter with revenue, gross margin and adjusted EBITDA exceeding our expectation. Results, including 5.9% organic revenue growth, reflect favorable category performance coupled with market share gains. We are pleased by the momentum in the business, with Q3 representing a third consecutive quarter of organic revenue growth and market share expansion. Based on our year-to-date performance, we are raising our 2017 guidance.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “Third quarter results reflect another quarter of solid execution and further validation of our growth strategy. Our momentum is underpinned by a strong balance sheet and a portfolio of iconic, market leading brands. As a result, we continue to be encouraged by our growth prospects within European frozen and beyond."
Third Quarter of 2017 results compared to the Third Quarter of 2016

•	Revenue increased 4.4% to €459 million. Organic revenue growth of 5.9% was driven by 4.1% growth in volume/mix and 1.8% growth in price.

•	Gross profit increased 8.6% to €139 million. Gross margin expanded 120 basis points to 30.3% driven by positive mix and improved pricing and promotional efficiency.

•
Adjusted Operating expense increased 27% to €71 million. Advertising and promotion expense increased 3% to €23 million. Indirect expense increased 43% to €49 million as the quarterly bonus accrual in the current period compared to the reversal of the year-to-date bonus accrual in the prior year period.

•	Adjusted EBITDA decreased 8% to €79 million due to the aforementioned factors. Foreign exchange currency translation adversely affected adjusted EBITDA by €1 million.

•
Adjusted Profit after tax increased 2% to €42 million reflecting interest rate savings and lower depreciation and amortization. Adjusted EPS increased 9% to €0.24, reflecting Adjusted Profit growth and a lower share count.

First Nine Months of 2017 results compared to the First Nine Months of 2016

•	Revenue increased 0.4% to €1,448 million. Organic revenue growth of 3.3% was driven by 2.6% growth in volume/mix and 0.7% growth in price.

•
Gross profit increased 1.0% to €439 million. Gross margin expanded 10 basis points to 30.3% as positive mix and improved pricing and promotional efficiencies were offset by currency driven inflation. Foreign exchange currency translation adversely impacted gross margin by 20 basis points.

•
Adjusted Operating expense increased 7% to €225 million. Advertising and promotion expense increased 3% to €78 million. Indirect expense increased 10% to €147 million as the bonus accrual in the current period compared to the reversal of the year-to-date bonus accrual in the prior year period.

•	Adjusted EBITDA decreased 6% to €247 million due to the aforementioned factors. Foreign exchange currency translation adversely affected adjusted EBITDA by €9 million.

Exhibit 99.1

•	Adjusted Profit after tax decreased 1% to €130 million. Adjusted EPS was unchanged at €0.72 reflecting Adjusted Profit decline and a lower share count.
2017 Guidance
The Company raises its 2017 Adjusted EBITDA outlook to a range of approximately €325 to €327 million versus the prior expectation of approximately €320 to €325 million. Full year guidance now assumes organic revenue growth of approximately 3% versus the prior expectation of growth at a low-single digit percentage rate.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Tuesday, November 28, 2017 at 1:30 p.m. GMT time (8:30 a.m. Eastern time). Investors interested in participating in the live call can dial +1-888-778-9064 from the U.S. International callers can dial +1-719-325-4870.

In addition, the call will be broadcast live over the internet hosted at the “Investor Relations” section of the Company’s website at
http://www.nomadfoods.com. The webcast will be archived for 30 days.  A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 7162444.

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Liz Cohen
Weber Shandwick
+1-212-445-8044

About Nomad Foods
Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad Foods produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, and Findus. More information on Nomad Foods Limited is available at http://www.nomadfoods.com.

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and nine months ended September 30, 2017 and for comparative purposes, the three and nine months ended September 30, 2016.

Adjusted financial information for the three and nine months ended September 30, 2017 and 2016 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment charges, exceptional items and foreign currency exchange charges/gains.

EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude (when they occur) exited markets, trading day impacts, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, the impact of share based payment charges, charges relating to the Founders Preferred Shares Annual Dividend Amount, charges relating to the redemption of warrants and other unusual or non-recurring items. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, trading day impacts, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, share based compensation expense, unissued preferred share dividends, and other non-operating items as well as certain other items considered unusual or non-recurring in nature. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue for the three and nine months ended September 30, 2017 and 2016 presented in this press release reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impact the comparability of our results.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 16, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended September 30, 2017 and September 30, 2016

	Three months ended September 30, 2017	Three months ended September 30, 2016
	€ millions	€ millions
Revenue	459.0	439.5
Cost of sales	(320.0)	(311.5)
Gross profit	139.0	128.0
Other operating expenses	(71.4)	(56.1)
Exceptional items	(5.4)	(34.1)
Operating profit	62.2	37.8
Finance income	3.9	5.6
Finance costs	(12.5)	(21.9)
Net financing costs	(8.6)	(16.3)
Profit before tax	53.6	21.5
Taxation	(11.7)	(17.9)
Profit for the period	41.9	3.6
Basic earnings per share
Profit for the period in € millions	41.9	3.6
Weighted average shares outstanding in millions	172.4	183.6
Basic earnings per share in €	0.24	0.02
Diluted earnings per share
Profit for the period in € millions	41.9	3.6
Weighted average shares outstanding in millions	172.4	183.6
Diluted earnings per share in €	0.24	0.02

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Nine months ended September 30, 2017 and September 30, 2016

	Nine months ended September 30, 2017	Nine months ended September 30, 2016
	€ millions	€ millions
Revenue	1,448.4	1,442.5
Cost of sales	(1,009.0)	(1,007.4)
Gross profit	439.4	435.1
Other operating expenses	(227.6)	(210.9)
Exceptional items	(16.8)	(112.3)
Operating profit	195.0	111.9
Finance income	9.2	24.8
Finance costs	(66.2)	(64.7)
Net financing costs	(57.0)	(39.9)
Profit before tax	138.0	72.0
Taxation	(28.8)	(33.5)
Profit for the period	109.2	38.5
Basic earnings per share
Profit for the period in € millions	109.2	38.5
Weighted average shares outstanding in millions	179.2	183.4
Basic earnings per share in €	0.61	0.21
Diluted earnings per share
Profit for the period in € millions	109.2	38.5
Weighted average shares outstanding in millions	179.2	183.4
Diluted earnings per share in €	0.61	0.21

Nomad Foods Limited As Reported
Statements of Financial Position
As at September 30, 2017 (unaudited) and December 31, 2016 (audited)

	As at September 30, 2017	As at December 31, 2016
	€ millions	€ millions
Non-current assets
Goodwill	1,745.6	1,745.6
Intangibles	1,723.4	1,726.6
Property, plant and equipment	293.6	298.2
Other receivables	1.3	0.4
Derivative financial instruments	18.7	—
Deferred tax assets	68.0	64.9
Total non-current assets	3,850.6	3,835.7
Current assets
Cash and cash equivalents	178.1	329.5
Inventories	330.6	325.0
Trade and other receivables	142.3	135.7
Indemnification assets	73.8	65.5
Capitalized borrowing costs	—	5.0
Derivative financial instruments	6.0	13.1
Total current assets	730.8	873.8
Total assets	4,581.4	4,709.5
Current liabilities
Trade and other payables	459.2	472.7
Current tax payable	158.3	162.3
Provisions	78.8	116.7
Current portion of loans and borrowings	4.1	—
Derivative financial instruments	11.7	1.4
Total current liabilities	712.1	753.1
Non-current liabilities
Loans and borrowings	1,403.8	1,451.8
Employee benefits	187.8	190.9
Trade and other payables	1.8	1.0
Provisions	74.8	77.0
Derivative financial instruments	54.8	—
Deferred tax liabilities	327.5	333.2
Total non-current liabilities	2,050.5	2,053.9
Total liabilities	2,762.6	2,807.0
Net assets	1,818.8	1,902.5
Equity attributable to equity holders
Share capital	—	—
Capital reserve	1,623.7	1,800.7
Share based compensation reserve	2.7	1.0
Founder Preferred Share Dividend reserve	493.4	493.4
Translation reserve	80.1	84.0
Cash flow hedging reserve	(7.9)	8.4
Accumulated deficit	(373.2)	(485.0)
Total equity	1,818.8	1,902.5

Nomad Foods Limited As Reported
Statements of Cash Flows (unaudited)
For the nine months ended September 30, 2017 and the nine months ended September 30, 2016

	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016
	€ millions	€ millions
Cash flows from operating activities
Profit for the period	109.2	38.5
Adjustments for:
Exceptional items	16.8	112.3
Share based payment expense	2.4	0.8
Depreciation and amortization	32.4	37.8
Loss on disposal of property, plant and equipment	0.2	0.4
Finance costs	66.2	64.7
Finance income	(9.2)	(24.8)
Taxation	28.8	33.5
Operating cash flow before changes in working capital, provisions and exceptional items	246.8	263.2
Increase in inventories	(9.0)	(25.0)
Increase in trade and other receivables	(8.1)	(9.9)
(Decrease)/increase in trade and other payables	(7.7)	6.6
Increase/(decrease) in employee benefits and other provisions	2.0	(2.5)
Cash generated from operations before tax and exceptional items	224.0	232.4
Cash flows relating to exceptional items	(71.3)	(40.7)
Tax paid	(32.2)	(7.7)
Net cash generated from operating activities	120.5	184.0
Cash flows from investing activities
Contingent consideration for purchase of Frudesa brand	—	(8.0)
Purchase of property, plant and equipment	(26.0)	(17.7)
Purchase of intangibles	(2.5)	(0.5)
Cash used in investing activities	(28.5)	(26.2)
Cash flows from financing activities
Repurchase of ordinary shares	(177.6)	—
Issuance of new loan principal	1,470.5	—
Repayment of loan principal	(1,469.5)	—
Payment of finance leases	(1.6)	(0.6)
Loss on settlement of derivatives	(2.4)	(3.4)
Payment of financing fees	(13.6)	—
Interest paid	(32.9)	(53.2)
Interest received	0.3	8.4
Net cash used in financing activities	(226.8)	(48.8)
Net (decrease)/increase in cash and cash equivalents	(134.8)	109.0
Cash and cash equivalents at beginning of period	329.5	186.1
Effect of exchange rate fluctuations	(16.6)	(26.3)
Cash and cash equivalents at end of period(a)	178.1	268.8

(a)	Cash and cash equivalents comprise cash at bank of €178.1 million (September 30, 2016: cash at bank of €271.0 million less bank overdrafts of €2.2 million).

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles Adjusted financial information for the three months ended September 30, 2017 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three Months Ended September 30, 2017

€ in millions, except per share data	As reported for the three months ended September 30, 2017	Adjustments		As Adjusted for the three months ended September 30, 2017
Revenue	459.0	—		459.0
Cost of sales	(320.0)	—		(320.0)
Gross profit	139.0	—		139.0
Other operating expenses	(71.4)	0.3	(a)	(71.1)
Exceptional items	(5.4)	5.4	(b)	—
Operating profit	62.2	5.7		67.9
Finance income	3.9	(3.8)		0.1
Finance costs	(12.5)	(0.9)		(13.4)
Net financing costs	(8.6)	(4.7)	(c)	(13.3)
Profit before tax	53.6	1.0		54.6
Taxation	(11.7)	(0.9)	(d)	(12.6)
Profit for the period	41.9	0.1		42.0
Weighted average shares outstanding in millions - basic	172.4			172.4
Basic earnings per share	0.24			0.24
Weighted average shares outstanding in millions - diluted	172.4			172.4
Diluted earnings per share	0.24			0.24

(a)	Adjustment to add back share based payment charge.

(b)
Adjustment to add back exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) three months ended September 30, 2017’ for a detailed list of exceptional items.

(c)	Adjustment to eliminate €0.3 million of non-cash foreign exchange translation gains and €4.4 million of foreign exchange gains on derivatives.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the three months ended September 30, 2017 to the reported results of Nomad Foods for such period.
EBITDA and Adjusted EBITDA (unaudited)
Three Months Ended September 30, 2017

€ in millions	Three months ended September 30, 2017
Profit for the period	41.9
Taxation	11.7
Net financing costs	8.6
Depreciation	8.6
Amortization	2.0
EBITDA	72.8
Exceptional items:
Investigation and implementation of strategic opportunities and other items	3.1	(a)
Findus Group integration costs	2.3	(b)
Other Adjustments:
Share based payment charge	0.3	(c)
Adjusted EBITDA(d)	78.5

(a)
Elimination of costs incurred in relation to investigation and implementation of strategic opportunities and other items considered non-recurring for the combined group following acquisitions by the Company.  These costs include commercial reorganization of the combined businesses and settlements.

(b)	Elimination of non-recurring costs related to the integration of the Findus Group, primarily relating to the rollout of the Nomad ERP system.

(c)	Elimination of share based payment charge.

(d)	Adjusted EBITDA margin of 17.1% for the three months ended September 30, 2017 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €459.0 million per page 8.

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles Adjusted financial information for the three months ended September 30, 2016 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three Months Ended September 30, 2016

€ in millions, except per share data	As reported for the three months ended September 30, 2016	Adjustments		As Adjusted for the three months ended September 30, 2016
Revenue	439.5	—		439.5
Cost of sales	(311.5)	—		(311.5)
Gross profit	128.0	—		128.0
Other operating expenses	(56.1)	0.2	(a)	(55.9)
Exceptional items	(34.1)	34.1	(b)	—
Operating profit	37.8	34.3		72.1
Finance income	5.6	(4.0)		1.6
Finance costs	(21.9)	1.2		(20.7)
Net financing costs	(16.3)	(2.8)	(c)	(19.1)
Profit before tax	21.5	31.5		53.0
Taxation	(17.9)	6.1	(d)	(11.8)
Profit for the period	3.6	37.6		41.2
Weighted average shares outstanding in millions - basic	183.6			183.6
Basic earnings per share	0.02			0.22
Weighted average shares outstanding in millions - diluted	183.6			183.6
Diluted earnings per share	0.02			0.22

(a)	Adjustment to add back share based payment charge

(b)
Adjustment to add back exceptional items which management believes do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) three months ended September 30, 2016’ for a detailed list of exceptional items.

(c)	Adjustment to eliminate €4.0 million of non-cash foreign exchange translation gains and €1.2 million foreign exchange loss on derivatives.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the three months ended September 30, 2016 to the reported results of Nomad Foods for such period.
EBITDA and Adjusted EBITDA (unaudited)
Three Months Ended September 30, 2016

€ in millions	Three months ended September 30, 2016
Profit for the period	3.6
Taxation	17.9
Net financing costs	16.3
Depreciation	11.3
Amortization	1.7
EBITDA	50.8
Exceptional items:
Costs related to transactions	1.3	(a)
Cisterna fire costs	0.1	(b)
Investigation and implementation of strategic opportunities and other items	1.8	(c)
Supply chain reconfiguration	35.2	(d)
Other restructuring costs	0.8	(e)
Findus Group integration costs	12.5	(f)
Remeasurement of indemnification assets	(17.6)	(g)
Other Adjustments:
Share based payment charge	0.2	(h)
Adjusted EBITDA(i)	85.1

(a)	Elimination of costs incurred in relation to completed acquisitions.

(b)	Adjustment to add back incremental costs incurred as a result of an August 2014 fire in the Iglo Group’s Italian production facility.

(c)
Elimination of costs incurred in relation to investigation and implementation of strategic opportunities and other items considered non-recurring for the combined group following acquisitions by the Company.  These costs include commercial reorganization of the combined businesses and professional fees on pre-existing tax audits.

(d)	Elimination of supply chain reconfiguration costs, namely the closure of the Bjuv factory.

(e)	Elimination of other restructuring costs associated with operating locations.

(f)	Elimination of costs recognized by Nomad Foods relating to the integration of the Findus Group.

(g)
Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at June 30, 2016.

(h)	Elimination of share based payment charge.

(i)	Adjusted EBITDA margin 19.4% for the three months ended September 30, 2016 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €439.5 million per page 10.

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles Adjusted financial information for the nine months ended September 30, 2017 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Nine Months Ended September 30, 2017

€ in millions, except per share data	As reported for the nine months ended September 30, 2017	Adjustments		As Adjusted for the nine months ended September 30, 2017
Revenue	1,448.4	—		1,448.4
Cost of sales	(1,009.0)	—		(1,009.0)
Gross profit	439.4	—		439.4
Other operating expenses	(227.6)	2.4	(a)	(225.2)
Exceptional items	(16.8)	16.8	(b)	—
Operating profit	195.0	19.2		214.2
Finance income	9.2	(8.9)		0.3
Finance costs	(66.2)	20.2		(46.0)
Net financing costs	(57.0)	11.3	(c)	(45.7)
Profit before tax	138.0	30.5		168.5
Taxation	(28.8)	(10.0)	(d)	(38.8)
Profit for the period	109.2	20.5		129.7
Weighted average shares outstanding in millions - basic	179.2			179.2
Basic earnings per share	0.61			0.72
Weighted average shares outstanding in millions - diluted	179.2			179.2
Diluted earnings per share	0.61			0.72

(a)	Adjustment to add back share based payment charge.

(b)
Adjustment to eliminate exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) nine months ended September 30, 2017’ for a detailed list of exceptional items.

(c)
Adjustment to eliminate €19.5 million of costs incurred as part of the refinancing on the May 3, 2017, €2.2 million of foreign exchange translation losses and €10.4 million of foreign currency gains on derivatives.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the nine months ended September 30, 2017 to the reported results of Nomad Foods for such period:
EBITDA and Adjusted EBITDA (unaudited)
Nine Months Ended September 30, 2017

€ in millions	Nine months ended September 30, 2017
Profit for the period	109.2
Taxation	28.8
Net financing costs	57.0
Depreciation	26.6
Amortization	5.8
EBITDA	227.4
Exceptional items:
Costs related to transactions	2.5	(a)
Investigation and implementation of strategic opportunities and other items	14.6	(b)
Findus Group integration costs	8.0	(c)
Remeasurement of indemnification assets	(8.3)	(d)
Other Adjustments:
Share based payment charge	2.4	(e)
Adjusted EBITDA(f)	246.6

(a)	Elimination of costs incurred in relation to completed and potential acquisitions and one-off compliance costs incurred as a result of listing on the New York Stock Exchange.

(b)
Elimination of costs incurred in relation to investigation and implementation of strategic opportunities and other items considered non-recurring for the combined group following acquisitions by the Company.  These costs include commercial reorganization of the combined businesses and settlements of pre-existing tax audits.

(c)	Elimination of non-recurring costs related to the integration of the Findus Group, primarily relating to the rollout of the Nomad ERP system.

(d)
Adjustments to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at September 30, 2017. Offsetting are the release of indemnification assets associated with final settlement of indemnity claims against an affiliate of Permira Advisors LLP, which are legacy tax matters that predate the Company's acquisition of Iglo Group in 2015.

(e)	Elimination of share based payment charge.

(f)	Adjusted EBITDA margin of 17.0% for the nine months ended September 30, 2017 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €1,448.4 million per page 12.

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
The following table reconciles Adjusted financial information for the nine months ended September 30, 2016 to the reported results of Nomad Foods for such period:
Adjusted Statements of Profit or Loss (unaudited)
Nine Months Ended September 30, 2016

€ in millions, except per share data	As reported for the nine months ended September 30, 2016	Adjustments		As Adjusted for the nine months ended September 30, 2016
Revenue	1,442.5	—		1,442.5
Cost of sales	(1,007.4)	—		(1,007.4)
Gross profit	435.1	—		435.1
Other operating expenses	(210.9)	0.8	(a)	(210.1)
Exceptional items	(112.3)	112.3	(b)	—
Operating profit	111.9	113.1		225.0
Finance income	24.8	(18.5)		6.3
Finance costs	(64.7)	3.4		(61.3)
Net financing costs	(39.9)	(15.1)	(c)	(55.0)
Profit before tax	72.0	98.0		170.0
Taxation	(33.5)	(5.2)	(d)	(38.7)
Profit for the period	38.5	92.8		131.3
Weighted average shares outstanding in millions - basic	183.4			183.4
Basic earnings per share	0.21			0.72
Weighted average shares outstanding in millions - diluted	183.4			183.4
Diluted earnings per share	0.21			0.72

(a)	Adjustment to add back share based payment charge

(b)
Adjustment to add back exceptional items which management believes do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) nine months ended September 30, 2016’ for a detailed list of exceptional items.

(c)	Adjustment to eliminate €18.5 million of non-cash foreign exchange translation gains and €3.4 million foreign exchange loss on derivatives.

(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Adjusted Financial Information
(In € millions)
The following table reconciles EBITDA and Adjusted EBITDA for the nine months ended September 30, 2016 to the reported results of Nomad Foods for such period:
EBITDA and Adjusted EBITDA (unaudited)
Nine Months Ended September 30, 2016

€ in millions	Nine months ended September 30, 2016
Profit for the period	38.5
Taxation	33.5
Net financing costs	39.9
Depreciation	32.8
Amortization	5.0
EBITDA	149.7
Exceptional items:
Costs related to transactions	3.0	(a)
Costs related to management incentive plans	1.9	(b)
Investigation and implementation of strategic opportunities and other items	7.2	(c)
Cisterna fire costs	0.4	(d)
Supply chain reconfiguration	74.9	(e)
Other restructuring costs	(0.1)	(f)
Findus Group integration costs	25.0	(g)
Remeasurement of indemnification assets	—	(h)
Other Adjustments:
Share based payment charge	0.8	(i)
Adjusted EBITDA(j)	262.8

(a)	Elimination of costs incurred in relation to completed and potential acquisitions.

(b)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.

(c)
Elimination of costs incurred in relation to investigation and implementation of strategic opportunities and other items considered non-recurring for the combined group following acquisitions by the Company.  These costs include commercial reorganization of the combined businesses and professional fees on pre-existing tax audits.

(d)	Adjustment to add back incremental costs incurred as a result of an August 2014 fire in the Iglo Group’s Italian production facility.

(e)	Elimination of supply chain reconfiguration costs, namely the closure of the Bjuv factory.

(f)	Elimination of other restructuring costs associated with operating locations.

(g)	Elimination of costs recognized by Nomad Foods relating to the integration of the Findus Group.

(h)
Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at June 30, 2016.

(i)	Elimination of share based payment charge.

(j)	Adjusted EBITDA margin 18.2% for the nine months ended September 30, 2016 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €1,442.5 million per page 14.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth
Year on Year Growth - Three and nine months September 30, 2017 compared with September 30, 2016:

	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2017
	YoY Growth	YoY Growth
Reported Revenue Growth	4.4%	0.4%
Trading Day Impact	—%	0.7%
Translational FX (a)	1.5%	2.2%
Organic Revenue Growth	5.9%	3.3%

(a)
Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding (i) the Company’s ability to expand its presence in the frozen foods market; (ii) the success of the Company’s strategic initiatives; (iii) completion of successful acquisitions in the same and adjacent categories; (iv) the future operating and financial performance of the Company including our guidance with respect to Adjusted EBITDA; and (v) synergies from combining the Findus and Iglo businesses. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance; (ii) the risk that securities markets will react negatively to actions by the Company; (iii) the ability to recognize the anticipated benefits to the Company of strategic initiatives; (iv) the successful completion of strategic acquisitions; (v) changes in applicable laws or regulations; and (vi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.